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[ACME METALS INCORPORATED LETTERHEAD]                            EXHIBIT 20.1


NEWS RELEASE                     For further information contact:
NOVEMBER 26, 1997                Joel L. Hawthorne
                                 Director
                                 Investor and Public Relations
                                 (708) 841-8383, ext. 2266



           ACME METALS PROPOSES OFFERING OF $225 MILLION SENIOR NOTES

RIVERDALE, Illinois, November 26, 1997 -- Acme Metals Incorporated announced today that it has proposed an offering of $225,000,000 in aggregate principal amount of Senior Notes due 2007, at an interest rate to be determined. The Senior Notes will be unsubordinated and unsecured indebtedness of the Company.

In addition, the Company is planning to syndicate a $175,000,000 term loan facility through Morgan Stanley Senior Funding, Inc. and Bankers Trust Company.

Net proceeds from the new note offering and the term loan will be used to repay existing debt.

The Notes have not been registered under the Securities Act of 1933, as amended, and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Acme Metals Incorporated, through its operating subsidiaries, is a fully integrated producer of steel, steel strapping and strapping products, welded steel tubing, and auto and light truck jacks. Its common stock is traded on the New York Stock Exchange under the symbol AMI and on the Toronto Stock Exchange under the symbol AMK.
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